UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On July 31, 2023, ProQR Therapeutics N.V. (“ProQR”), ProQR Therapeutics I B.V., ProQR Therapeutics II B.V. and ProQR Therapeutics IV B.V. (collectively, the “Company”) entered into an Asset Purchase Agreement (the “Agreement”) with Laboratoires Théa S.A.S. (“Théa”), pursuant to which the Company will divest its late stage ophthalmic assets, sepofarsen and ultevursen, to Théa. Through the divestment of its sepofarsen and ultevursen assets, ProQR is pursuing its previously-announced shift in strategic focus and resources to the development of its Axiomer® RNA editing technology platform and continued advancement of its pipeline programs, AX-0810 and AX-1412, with an initial focus on targets for cholestatic and cardiovascular diseases.

Under the terms of the Agreement, the Company will receive an initial payment of €12.5 million and will also be eligible to receive up to €135 million in further development, regulatory, and commercial payments, as well as additional earn outs of up to high teens percentage based on commercial sales in the United States and the European Union. The transaction is expected to close in the third quarter of 2023, subject to the satisfaction of certain closing conditions and covenants. The Agreement includes various representations, warranties, covenants, indemnities and other customary provisions.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which will be filed as an exhibit no later than the filing of ProQR’s Annual Report on Form 20-F for the year ending December 31, 2023. ProQR intends to seek confidential treatment from the Securities and Exchange Commission for certain portions of the Agreement.

On August 1, 2023, ProQR issued a press release titled, “ProQR Therapeutics and Laboratoires Théa Announce Agreement for Théa to Acquire ProQR’s Sepofarsen and Ultevursen Ophthalmic Assets,” announcing the entry into the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-270943, File No. 333-263166, File No. 333-260775 and File No. 333-248740).

Cautionary Note on Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding this divestment, the potential payments and earnouts arising out of the divestment, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the clinical development activities to be performed by Théa and the condition of successful market access for sepofarsen and ultevursen; the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: August 1, 2023	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated August 1, 2023.